February 7, 2017
For Immediate Release

Company Name:	JX Holdings, Inc.
Representative:	Yukio Uchida,
Representative Director, President
Code number:	5020, First Sections of the Tokyo Stock Exchange, and Nagoya Stock Exchange
Contact person:	Tatsuya Higurashi, Group Manager, Investor Relations Group, Finance & Investor Relations Department
(Tel.: +81-3-6257-7075)

Notification of Revisions to the Forecasts of Consolidated Results for Fiscal Year 2016

JX Holdings, Inc. (the “Company”) would like to announce that the Company has revised the forecasts of consolidated results for the fiscal year 2016 ending March 31, 2017 released on November 8, 2016, based on its recent performance trends, as follows.

1.	Revisions to the Forecast Figures of Consolidated Results for the Fiscal Year 2016
(April 1, 2016 – March 31, 2017)

(Millions of yen)
	Net Sales	Operating Income	Ordinary Income	Profit Attributable to Owners of Parent	Net Income per Share (yen)
Previously Announced Forecast (A) (Announced on November 8, 2016)	8,000,000	190,000	230,000	100,000	40.22
Revised Forecast (B)	8,130,000	270,000	300,000	150,000	60.33
Increase/Decrease (B-A)	130,000	80,000	70,000	50,000	20.11
Percentage Increase/Decrease	1.6%	42.1%	30.4%	50.0%	50.0%
(Reference) Previous Results (FY 2015)	8,737,818	(62,234)	(8,608)	(278,510)	(112.01)

2.	Reasons for the Revisions

The net sales for the Fiscal Year 2016 are expected to be higher than the previous forecast announced on November 8, 2016, mainly due to an increase in crude oil prices.

Further, primarily due to an increase in income from positive inventory valuation factors resulting from an increase in crude oil prices, the operating income is expected to be 270 billion yen, an increase of 80 billion yen compared with the previous forecast, and the ordinary income is expected to be 300 billion yen, an increase of 70 billion yen compared with the previous forecast.

The ordinary income, excluding the inventory valuation factors, is expected to be 190 billion yen, an increase of 10 billion yen compared with the previous forecast, mainly due to an increase in the profit of the Oil and Natural Gas Exploration and Production Segment, resulting from factors such as an increase in crude oil prices and reductions in costs.

As a result of the above, the profit attributable to owners of the parent is expected to be 150 billion yen, an increase of 50 billion yen compared with the previous forecast.

(Inventory Valuation Factors*)			(Billions of yen)
	Previously Announced Forecast (A)	Revised Forecast (B)	Amount of Increase/Decrease (B-A)
Inventory Valuation Factors	50	110	60
Operating Income Excluding Inventory Valuation Factors	140	160	20
Ordinary Income Excluding Inventory Valuation Factors	180	190	10

*The impact of inventory valuation on the cost of sales by using the weighted-average method and writing down the book value.

The forecast for the year-end dividend for the fiscal year ending March 31, 2017 has not been changed from the previous forecast; it will be 8 yen per share (the annual dividend will be 16 yen per share).

These forecasts assume, as the average for the Fiscal Year 2016, a crude oil (Dubai crude) price of $46 per barrel ($50 for the 4th quarter); an international copper price (LME price) of 230 cents per pound (250 cents for the 4th quarter); and an exchange rate of 108 yen per U.S. dollar (110 yen for the 4th quarter).  (Previous forecasts: a crude oil price of $44 per barrel; an international copper price of 213 cents per pound; and an exchange rate of 105 yen per U.S. dollar.)

Cautionary Note Regarding Forward-Looking Statements

This notification contains certain forward-looking statements.  However, actual results may differ materially from those reflected in the forward-looking statements due to various factors, including the following: (1)  macroeconomic conditions and changes in the competitive environment in the energy, resources, and materials industries; (2) changes in laws and regulations; and (3) risks related to litigation and other legal proceedings.

(End of Document)